Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
Rehovot 7638517, Israel
__________________________

PROXY STATEMENT
_________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the Special General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Special General Meeting of Shareholders that was published by the Company on December 30, 2024. The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, February 5, 2025, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

The notice of special general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.2 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about January 9, 2025.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, January 6, 2025, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposal is on the agenda for the Meeting:

1.	Approval of the grant of options to purchase 160,000 of the Company’s ordinary shares to the Company’s President and Chief Executive Officer, Mr. Ofer Haviv.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposal.

a)	Quorum

As of the close of business on December 26, 2024, we had 6,514,589 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

b)	Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of the Proposals is subject to satisfaction of one of the following additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the proposal that is voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 1 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company as detailed below) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposal 1, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to Proposal 1.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or have a personal interest in the approval of a proposal (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than our President and Chief Executive Officer and his relatives) in Proposal No. 1, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 1), please notify the Company via registered mail to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor, or Nitsan Deutsch, VP Legal Affairs & Company Secretary, or via e-mail: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

 A shareholder may also indicate on the above when attending the meeting in person.

c)	Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 6, 2025, or which appear in the participant listing of a securities depository on that date.

d)	How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

e)	Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor or Nitsan Deutsch, VP Legal Affairs & Company Secretary, or email it to us at e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on February 4, 2025, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11:00 a.m., Israel time, on February 5, 2025. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card. If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposal 1 your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

f)	Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on February 4, 2025, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

g)	Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on December 30, 2024 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (January 6, 2025). Please then deliver, mail (via registered mail) or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor, or Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11:00 a.m., Israel time, on February 5, 2025) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six (6) hours before the time fixed for the Meeting (i.e., by 9:00 a.m., Israel time, on February 5, 2025). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 9, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1
APPROVAL OF THE GRANT OF OPTIONS TO PURCHASE 160,000 OF THE COMPANY’S
ORDINARY SHARES TO THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER,
MR. OFER HAVIV

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our President and Chief Executive Officer, Mr. Ofer Haviv, to whom we refer as our CEO. Mr. Haviv has been the Company’s President and Chief Executive Officer since December 2004.

The last grant to Mr. Haviv occurred on April 21, 2020, when he was granted options to purchase 50,000 of our ordinary shares at a price of NIS 37.3. On August 9, 2017, Mr. Haviv was granted 22,500 options at a price of NIS 187.1. On March 22, 2015, Mr. Haviv was granted 17,000 options at a price of NIS 396.2. All options are subject to a four-year vesting schedule. All options will expire 10 years after their respective date of grant. The number of ordinary shares underlying options and their respective exercise prices are on an as adjusted basis, following a reverse share split at a ratio of 1:10, completed by the Company in July 2024.

Our Compensation Committee believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, on December 23,2024, the Compensation Committee and the Board, approved a proposed equity award to our CEO comprised of options to purchase 52,800 of our ordinary shares and 107,200 performance-based options.

The Compensation Committee believes that the proposed grant fulfills the following performance-based compensation principles that it wants to implement in our CEO’s compensation:

Compensation Principles		Description
Alignment with Company’s Strategic and Business Objectives	●
The value of the grant is linked to a performance-based metric—our share price— which aligns with our financial and operational goals and strategy, which are aimed at enhancing value for our shareholders.

●
The vesting will occur over an extended period, thereby ensuring that the grant will have value only if there is a long-term appreciation of our ordinary shares, thereby aligning our CEO’s personal interest with that of our shareholders and encouraging our Company’s achievement of strong performance over a sustained period of time.

Long-Term Performance Orientation	●
The four-year vesting period, with a one-year cliff, provides a long-term equity incentive to our CEO. The grant ties a substantial portion of our CEO’s compensation to achieving long-term (a four-year vesting period, during which the options’ value will be tied to our share price) performance objectives that enhance shareholder value.

Balanced Mix	●
The grant helps to create an appropriate balance between current and long-term compensation and between cash- and equity-based incentive compensation:
We provide current compensation to our CEO in the form of cash, divided between base salary and annual cash incentive/bonus, and long-term compensation in the form of equity, including the proposed share option grant.

Foster Long-Term Commitment to the Company	●
The grant helps to provide our CEO with an incentive for long-term continued employment with our Company, as it constitutes a long-term equity grant that vests over four years, thereby rewarding continued service and long-term performance/appreciation of our ordinary shares.

Market Competitive	●
The Compensation Committee believes that the proposed grant helps to maintain the appropriate mix of compensation elements and performance metrics and targets in our CEO’s compensation package, thereby helping to retain and incentivize our CEO and having a significant impact on driving performance.

Given the lapse of more than four years since the previous grant, which as noted above, no longer serve as an effective retention tool, the Compensation Committee seeks to ensure, that our CEO compensation program continues to meet the foregoing objectives. Consequently, the Compensation Committee retained the services of Compvision, a reputable, independent, outside compensation consultant, which provided recommendations with respect to the amount and terms of the grant such that it will meet market standards.  Additionally, the Compensation Committee compared our CEO’s compensation to that of the chief executive officers of a group of peer Israeli technology companies (peer group analysis), as tracked by a leading independent Israeli compensation consultant, Zviran. The Zviran survey indicated that Mr. Haviv’s equity grant compensation was positioned below the 25th percentile in relation to the Israeli survey group.

The specific terms of the proposed equity grant to our CEO are as follows:

Number of ordinary shares underlying time-based options, or the Ordinary Options: 52,800

Number of ordinary shares underlying time-based options, with a performance-based trigger, or the Performance Options: 107,200

Exercise price per share: NIS 6.06.

The above exercise price equals the average closing price on TASE for our ordinary shares over the thirty (30) trading days preceding the approval of the grant by our Board, on December 23, 2024, or the Date of Grant, plus 5%.

Ordinary Options Vesting terms:

Subject to the CEO’s continued employment by the Company, 25% of the Ordinary Options shall vest on the first anniversary of the Date of Grant, and 6.25% of the Ordinary Options shall vest at the end of each subsequent 3-month period thereafter.

Performance Options Vesting Terms:

Subject to the CEO’s continued employment by the Company, 25% of the Performance Options shall vest on the first anniversary of the Date of Grant, and 6.25% of the Performance Options shall vest at the end of each subsequent 3-month period thereafter, provided, however, that the exercise of Performance Options is subject to the Company meeting the one-off performance target, as determined by our Board. The target determined by our Board is related to Evogene’s income. Performance Options expire after 4 years from the Date of Grant if the target is not achieved by the end of such 4 years.

Employment termination:

In the event of termination of the CEO’s employment with the Company, (i) all options that as of the time of such termination shall not have vested shall be canceled as of the date of such termination, and (ii) all options that as of the time of such termination shall have vested may be exercised within ninety (90) days after the date of such termination, but in any event not later than the date of expiration of the options’ term.

Exercise Period:

All Ordinary Options and Performance Options will expire 10 years after the grant date thereof, unless they expire earlier in accordance with the terms of the Company’s 2021 Share Incentive Plan, or the 2021 Plan.

“Double trigger” vesting:

The vesting of all then unvested Ordinary Options and Performance Options (to the extent the target has been met), would fully accelerate upon an Acquisition Event, as defined below, that is followed by termination of Mr. Haviv’s employment within 12 months thereof, either (a) by the Company without Cause, as defined in the 2021 Plan, or (b) by Mr. Haviv, for Good Reason, as defined below.

“Acquisition Event” means any of the following: (1) granting an exclusive license for all or substantially all of the Company’s intellectual property or any other transfer of all or substantially all of the company’s assets; (2) the acquisition of more than fifty percent (50%) of the voting rights in the Company by one or more persons or corporations acting jointly through a single transaction or a series of related transactions; or (3) completion of a merger, structural change or similar event by the Company with another company, following which the shareholders of the Company prior to such transaction will hold less than 50% of the voting rights in the merged company immediately following such transaction.

“Good Reason” means each of the following: (i) the Company or an affiliate (or the successor corporation) commits a fundamental breach of Mr. Haviv’s employment or services agreement with the Company or an affiliate (or the successor corporation), that is not cured within 30 days of receipt of written notice from Mr. Haviv of such breach; or (ii) a reduction of or adverse change to Mr. Haviv’s then effective compensation and/or benefits with the Company or an affiliate (or the successor corporation), without Mr. Haviv’s prior written consent, or (iii) a material reduction in Mr. Haviv’s authority, duties or responsibilities that is not cured within 30 days of receipt of written notice from Mr. Haviv of such breach..

Death or Disability:

The vesting of all then unvested Ordinary Options and Performance Options would fully accelerate upon the termination of employment due to death or disability (as defined under the 2021 Plan) of Mr. Haviv.

2021 Plan:

The Ordinary Options and Performance Options would otherwise be subject to the terms of the 2021 Plan.

General Terms:

The grant of the options will be effected under the Capital Gains Track of Section 102 of the Israeli Tax Ordinance, 1961, and subject to the terms and conditions of the 2021 Plan. The options will be held in trust by a trustee for purposes of the 2021 Plan.

“Clawback” Conditions:

The compensation terms for our CEO have been subject, and would continue to be subject, to a potential repayment obligation to our Company/cancellation (as applicable), under certain circumstances, as described in our Policy for Recovery of Erroneously Awarded Compensation.

Our right to recoup the excess payment/equity grant to our CEO applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement.

Additional Considerations Related to CEO Equity Grant Terms

Consistency with Compensation Policy

Each of our Compensation Committee and Board has confirmed that the proposed equity award to our CEO is consistent with, and do not reach the maximum permitted levels of, the terms of engagement of our CEO under our Compensation Policy.

Total Dilution Under Equity Incentive Plans

In approving our CEO’s equity grant, our Compensation Committee and our Board also considered the amount of dilution that would result for our shareholders from this grant. The following table presents equity incentive data for our Company as of December 22, 2024 under the 2021 Plan (which is the only incentive plan under which equity awards can be granted):

Aggregate Number of Shares Underlying Outstanding Awards (Under 2021 Plan)	Shares Reserved for Future Grants (Under 2021 Plan)	Aggregate Number of Shares Underlying Outstanding Awards + Reserved for Future Grant	Aggregate Number of Shares Outstanding on Fully-Diluted Basis*	Potential Dilution Percentage Constituted by Shares Under Equity Incentive Plans
615,791	264,139	879,930	11,060,135	7.96%
____________
* Based on the sum of (x) 6,257,589 ordinary shares issued and outstanding, (y) 879,930 ordinary shares underlying outstanding awards and reserved for future grants under the 2021 Plan and (z) 3,922,616 ordinary shares underlying outstanding warrants, as of December 22, 2024.

As the above table shows, shares that underlie outstanding awards and/or that are reserved for future grants under the 2021 Plan (including shares reserved for our CEO’s grant hereunder), the aggregate number of shares that are (i) subject to outstanding awards under the 2021 Plan, plus (ii) available for issuance pursuant to future awards under the 2021 Plan, will not exceed 10% of 11,060,135, which constitutes the total of our outstanding number of ordinary shares on a fully diluted basis (as of December 22, 2024). Therefore, we do not exceed the limit recommended by institutional shareholder groups and proxy advisory groups on this matter.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed option grant to our CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, of options to purchase 52,800 of the Company’s ordinary shares, which will be subject to a four-year vesting, and 107,200 performance based options, which if the targets are met, will also be subject to a four-year vesting, and the other terms, described in Proposal 1 of the Proxy Statement, dated December 30, 2024, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the option grant to our CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposal”).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the option grant to our President and Chief Executive Officer.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors,

/s/ Yaron Eldad
Mr. Yaron Eldad
Chief Financial Officer

Dated:  December 30, 2024